Exhibit 23(a)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-3 and related Prospectus of Aon Corporation for the registration of shares of its common stock and preferred stock, debt securities, convertible securities, share purchase contracts, share purchase units and guarantees and to the incorporation by reference therein of our reports dated March 7, 2006, with respect to the consolidated financial statements and schedules of Aon Corporation, Aon Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Aon Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

June 8, 2006